UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Baozun Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

06684L103(1)
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A ordinary shares of the Issuer.

CUSIP NO.:	06684L103

(1)	NAME OF REPORTING PERSONS
Crescent Castle Holdings Ltd. (“Crescent Castle”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
18,996,617 Class A Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
18,996,617 Class A Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,996,617 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.9%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 As a percentage of 159,411,982 ordinary shares of the Issuer, comprised of 146,111,244 Class A ordinary shares of the Issuer (“Class A Shares”) and 13,300,738 Class B ordinary shares of the Issuer (“Class B Shares”) issued and outstanding as of December 31, 2016. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 6.8% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:	06684L103

(1)	NAME OF REPORTING PERSONS
Crescent Peak II Investments Ltd. (“Crescent Peak”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
18,996,617 Class A Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
18,996,617 Class A Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,996,617 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.9%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 As a percentage of 159,411,982 ordinary shares of the Issuer, comprised of 146,111,244 Class A Shares and 13,300,738 Class B Shares issued and outstanding as of December 31, 2016. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 6.8% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:	06684L103

(1)	NAME OF REPORTING PERSONS
David M. Hand
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
18,996,617 Class A Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
18,996,617 Class A Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,996,617 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.9%[1]
(12)	TYPE OF REPORTING PERSON
IN

1 As a percentage of 159,411,982 ordinary shares of the Issuer, comprised of 146,111,244 Class A Shares and 13,300,738 Class B Shares issued and outstanding as of December 31, 2016. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 6.8% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:	06684L103

(1)	NAME OF REPORTING PERSONS
Richard T. Scanlon
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
18,996,617 Class A Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
18,996,617 Class A Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,996,617 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.9%[1]
(12)	TYPE OF REPORTING PERSON
IN

1 As a percentage of 159,411,982 ordinary shares of the Issuer, comprised of 146,111,244 Class A Shares and 13,300,738 Class B Shares issued and outstanding as of December 31, 2016. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 6.8% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Item 1(a).	Name of Issuer:
Baozun Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Building B. No. 1268 Wanrong Road
Shanghai 200436
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a) Crescent Castle Holdings Ltd. (“Crescent Castle”);
(b) Crescent Peak II Investments Ltd. (“Crescent Peak”);
(c) David M. Hand; and
(d) Richard T. Scanlon

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Crescent Castle and Crescent Peak:

190 Elgin Avenue
George Town
Grand Cayman , KY1-9005
Cayman Islands

For David M. Hand and Richard T. Scanlon:

c/o One Temasek Avenue,
#20-01 Millenia Tower
Singapore 039192

Item 2(c).	Citizenship:

Crescent Castle — Cayman Islands

Crescent Peak — Cayman Islands

David M. Hand — USA

Richard T. Scanlon — USA

Item 2(d).	Title of Class of Securities:

Class A ordinary shares of the Issuer, par value US$0.0001 per share.

The Issuer’s ordinary shares consist of Class A Shares and Class B Shares. Holders of Class A Shares and Class B Shares have the same rights except for voting and conversion rights. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes and is convertible into one Class A Share at any time. Class A ordinary shares are not convertible into Class B Shares under any circumstances.

Item 2(e).	CUSIP Number:

06684L103 (American depositary shares of the Issuer)

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the ordinary shares of the Issuer by each of the reporting persons as of December 31, 2016:

					Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(1)		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Crescent Castle	18,996,617	(2)	11.9	%(3)	18,996,617	0	18,996,617	0
Crescent Peak	18,996,617	(2)	11.9	%(3)	18,996,617	0	18,996,617	0
David M. Hand	18,996,617	(2)	11.9	%(3)	18,996,617	0	18,996,617	0
Richard T. Scanlon	18,996,617	(2)	11.9	%(3)	18,996,617	0	18,996,617	0

(1)	As a percentage of 159,411,982 ordinary shares of the Issuer, comprised of 146,111,244 Class A Shares and 13,300,738 Class B Shares.

(2)	Represents 18,996,617 ordinary shares held by Crescent Castle, a limited liability company incorporated in the Cayman Islands. Crescent Peak, which has the sole voting power and investment power over the shares held by Crescent Castle, is ultimately controlled by David M. Hand and Richard T. Scanlon. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Crescent Peak, David M. Hand and Richard T. Scanlon may be deemed to share beneficial ownership of the ordinary shares of the Issuer directly held by Crescent Castle. Each of Crescent Peak, David M. Hand and Richard T. Scanlon disclaims the beneficial ownership of any of the ordinary shares of the Issuer directly held by Crescent Castle, except to the extent of their pecuniary interests therein.

(3)	The voting power of the ordinary shares beneficially owned by the reporting person represents 6.8% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

Crescent Castle Holdings Ltd.

By:	/s/ David M. Hand
Name:	David M. Hand
Title:	Authorized Signatory

Crescent Peak II Investments Ltd.

By:	/s/ David M. Hand
Name:	David M. Hand
Title:	Authorized Signatory

David M. Hand

By:	/s/ David M. Hand

Richard T. Scanlon

By:	/s/ Richard T. Scanlon

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value $0.0001 per share, of Baozun Inc, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 7, 2017.

Crescent Castle Holdings Ltd.

By:	/s/ David M. Hand
Name:	David M. Hand
Title:	Authorized Signatory

Crescent Peak II Investments Ltd.

By:	/s/ David M. Hand
Name:	David M. Hand
Title:	Authorized Signatory

David M. Hand

By:	/s/ David M. Hand

Richard T. Scanlon

By:	/s/ Richard T. Scanlon

[Signature Page to Joint Filing Agreement to Schedule 13G]